UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND FOR THE SIX AND

THREE-MONTH PERIOD ENDED JUNE 30, 2022

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Comprehensive Income (Loss)		3
Condensed Interim Statement of Financial Position		4
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	10
3 |	Basis of preparation	11
4 |	Accounting policies	12
5 |	Financial risk management	13
6 |	Critical accounting estimates and judgments	15
7 |	Contingencies and lawsuits	15
8 |	Revenue from sales and energy purchases	16
9 |	Expenses by nature	18
10 |	Other operating income (expense), net	19
11 |	Net finance costs	19
12 |	Basic and diluted loss per share	20
13 |	Property, plant and equipment	21
14 |	Right-of-use asset	23
15 |	Inventories	23
16 |	Other receivables	23
17 |	Trade receivables	24
18 |	Financial assets at amortized cost	24
19 |	Financial assets at fair value through profit or loss	25
20 |	Cash and cash equivalents	25
21 |	Share capital and additional paid-in capital	25
22 |	Allocation of profits	25
23 |	Trade payables	26
24 |	Other payables	26
25 |	Borrowings	27
26 |	Salaries and social security taxes payable	27
27 |	Income tax and deferred tax	28
28 |	Tax liabilities	29
29 |	Provisions	29
30 |	Related-party transactions	29
31 |	Shareholders’ Meeting	30
32 |	Termination of agreement on real estate asset	31
33 |	Debt restructuring	31
34 |	Change of control	33
35 |	Events after the reporting period	34

Report on review of Condensed Interim Financial Statements

CONDENSED INTERIM FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
BYMA	Bolsas y Mercados Argentinos (Buenos Aires Stock Exchange)
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s Own Distribution Cost
DNU	Executive Order issued on the grounds of Necessity and Urgency
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FIDUS	FIDUS Sociedad de Garantías Recíprocas
GUDI	Large Users of the Distribution Company
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
ISRE	International Standard on Review Engagements
MEM	Wholesale Electricity Market
MULC	Single Free Foreign Exchange Market
OSV	Orígenes Seguros de Vida S.A.
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
REM	Market Expectations Survey
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SE	Energy Secretariat

1

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the By-laws: July 2, 2022 (Note 31)

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú Ave., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF JUNE 30, 2022

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 21)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)	Includes 30,994,291 and 31,134,420 treasury shares as of June 30, 2022 and December 31, 2021, respectively.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive Income (Loss)

for the six and three-month period ended June 30, 2022

presented in comparative form

(Stated in millions of constant pesos – Note 3)

		Six months at		Three months at
	Note	06.30.22	06.30.21	06.30.22	06.30.21

Revenue	8	72,426	77,443	36,729	39,155
Energy purchases	8	(48,214)	(48,549)	(27,103)	(25,334)
Subtotal		24,212	28,894	9,626	13,821
Transmission and distribution expenses	9	(19,224)	(18,873)	(9,957)	(9,395)
Gross margin		4,988	10,021	(331)	4,426

Selling expenses	9	(8,028)	(8,278)	(3,878)	(3,829)
Administrative expenses	9	(6,950)	(5,066)	(4,127)	(2,658)
Other operating income	10	2,219	3,372	900	2,370
Other operating expense	10	(2,915)	(2,746)	(1,441)	(1,382)
Gain (loss) from interest in joint ventures		5	(5)	5	(5)
Operating profit		(10,681)	(2,702)	(8,872)	(1,078)

Financial income	11	33	36	24	11
Financial costs	11	(22,524)	(16,726)	(12,757)	(8,661)
Other financial costs	11	(3,146)	1,080	(1,342)	943
Net financial costs		(25,637)	(15,610)	(14,075)	(7,707)

Monetary gain (RECPAM)		30,819	18,846	16,984	8,980

Profit before taxes		(5,499)	534	(5,963)	195

Income tax	27	(4,360)	(19,647)	(586)	(18,115)
Loss for the period		(9,859)	(19,113)	(6,549)	(17,920)

Comprehensive loss for the period attributable to:
Owners of the parent		(9,859)	(19,113)	(6,549)	(17,920)
Comprehensive loss for the period		(9,859)	(19,113)	(6,549)	(17,920)

Basic and diluted loss per share:
Loss per share (argentine pesos per share)	12	(11.27)	(21.84)	(7.48)	(20.48)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

3

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of June 30, 2022 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	06.30.22	12.31.21
ASSETS
Non-current assets
Property, plant and equipment	13	268,508	266,344
Interest in joint ventures		19	19
Right-of-use asset	14	857	580
Other receivables	16	3	10
Total non-current assets		269,387	266,953

Current assets
Inventories	15	3,966	4,690
Other receivables	16	3,827	2,907
Trade receivables	17	23,880	23,943
Financial assets at amortized cost	18	88	331
Financial assets at fair value through profit or loss	19	20,534	21,063
Cash and cash equivalents	20	3,847	4,324
Total current assets		56,142	57,258
TOTAL ASSETS		325,529	324,211

4

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of June 30, 2022 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	06.30.22	12.31.21
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	21	875	875
Adjustment to share capital	21	75,823	75,816
Treasury stock	21	31	31
Adjustment to treasury stock	21	1,623	1,630
Additional paid-in capital	21	1,050	1,044
Cost treasury stock		(6,280)	(6,280)
Legal reserve		5,308	5,308
Voluntary reserve		51,406	51,406
Other comprehensive loss		(272)	(272)
Accumulated losses		(38,956)	(29,097)
TOTAL EQUITY		90,608	100,461

LIABILITIES
Non-current liabilities
Trade payables	23	557	901
Other payables	24	12,704	12,887
Borrowings	25	6,339	-
Deferred revenue		1,665	2,300
Salaries and social security payable	26	557	543
Benefit plans		1,328	1,359
Deferred tax liability	27	71,757	67,397
Provisions	29	5,186	5,427
Total non-current liabilities		100,093	90,814
Current liabilities
Trade payables	23	119,347	103,848
Other payables	24	5,833	5,421
Borrowings	25	3,429	13,989
Deferred revenue		44	60
Salaries and social security payable	26	4,556	6,156
Benefit plans		131	178
Income tax payable	27	-	1,709
Tax liabilities	28	796	843
Provisions	29	692	732
Total current liabilities		134,828	132,936
TOTAL LIABILITIES		234,921	223,750

TOTAL LIABILITIES AND EQUITY		325,529	324,211

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

5

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the six-month period ended June 30, 2022

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive loss	Accumulated (losses) profits	Total equity
Balance at December 31, 2020	875	75,804	31	1,642	1,036	(6,280)	5,308	87,810	-	(449)	(36,404)	129,373

Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2021	-	-	-	-	-	-	-	(36,404)	-	-	36,404	-
Other Reserve Constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	8	-	-	8
Payment of Other Reserve Constitution - Share-based compensation plan	-	12	-	(12)	8	-	-	-	(8)	-	-	-
Loss for the six-month period	-	-	-	-	-	-	-	-	-	-	(19,113)	(19,113)
Balance at June 30, 2021	875	75,816	31	1,630	1,044	(6,280)	5,308	51,406	-	(449)	(19,113)	110,268

Other comprehensive results	-	-	-	-	-	-	-	-	-	177	-	177
Loss for the six-month period	-	-	-	-	-	-	-	-	-	-	(9,984)	(9,984)
Balance at December 31, 2021	875	75,816	31	1,630	1,044	(6,280)	5,308	51,406	-	(272)	(29,097)	100,461

Other Reserve Constitution - Share-bases compensation plan (Note 21)	-	-	-	-	-	-	-	-	6	-	-	6
Payment of Other Reserve Constitution - Share-based compensation plan (Note 21)	-	7	-	(7)	6	-	-	-	(6)	-	-	-
Loss for the six-month period	-	-	-	-	-	-	-	-	-	-	(9,859)	(9,859)
Balance at June 30, 2022	875	75,823	31	1,623	1,050	(6,280)	5,308	51,406	-	(272)	(38,956)	90,608

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

6

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2022

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	06.30.22	06.30.21
Cash flows from operating activities
Loss for the period		(9,859)	(19,113)

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	13	6,363	6,194
Depreciation of right-of-use assets	14	350	453
Loss on disposals of property, plants and equipments	13	128	226
Net accrued interest	11	22,453	16,685
Income from customer surcharges	10	(1,024)	(1,398)
Exchange difference	11	52	1,509
Income tax	27	4,360	19,647
Allowance for the impairment of trade and other receivables, net of recovery	9	1,085	1,738
Adjustment to present value of receivables	11	114	102
Provision for contingencies	29	1,868	1,552
Changes in fair value of financial assets	11	1,239	(2,103)
Accrual of benefit plans	9	569	739
Recovery of provision for credit RDSA	11	-	(791)
Net gain from the cancelattion of Corporate Notes	11	-	(4)
Loss on debt restructuring	11	300	-
Gain from interest in joint ventures		(5)	5
Income from non-reimbursable customer contributions	10	(25)	(33)
Other financial results		1,441	207
Monetary gain (RECPAM)		(30,819)	(18,846)
Changes in operating assets and liabilities:
Increase in trade receivables		(5,984)	(5,141)
(Increase) Decrease in other receivables		(1,746)	1,229
Increase in inventories		(521)	(498)
Increase in financial assets at amortized cost		-	(529)
Increase in deferred revenue		3	3
Increase in trade payables		24,900	17,085
Increase (decrease) in salaries and social security payable		199	(632)
Decrease in benefit plans		(237)	(23)
Decrease in tax liabilities		(982)	(1,452)
Increase in other payables		1,011	1,442
Decrease in provisions	29	(312)	(304)
Payment of income tax payable		(96)	-
Net cash flows generated by operating activities		14,825	17,949

7

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2022

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	06.30.22	06.30.21
Cash flows from investing activities
Payment of property, plants and equipments		(7,748)	(9,135)
Purchase net of Mutual funds and negotiable instruments		(4,356)	(2,857)
Mutuum charges granted to third parties		-	8
Net cash flows used in investing activities		(12,104)	(11,984)

Cash flows from financing activities
Payment of borrowings	33	(2,590)	-
Payment of lease liability		(435)	(386)
Payment of interests from borrowings		(478)	(736)
Payment of Corporate Notes issuance expenses	33	(258)	-
Cancelattion of Corporate Notes		-	(30)
Net cash flows used in financing activities		(3,761)	(1,152)

(Decrease) Increase in cash and cash equivalents		(1,040)	4,813

Cash and cash equivalents at the beginning of the year	20	4,324	8,973
Exchange differences in cash and cash equivalents		554	268
Result from exposure to inflation		9	2
(Decrease) Increase in cash and cash equivalents		(1,040)	4,813
Cash and cash equivalents at the end of the period	20	3,847	14,056

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(907)	(996)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(628)	(508)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

8

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of Argentina, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentine Republic, whose shares are traded on the Buenos Aires Stock Exchange and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In the last few fiscal years, the Company recorded negative working capital. This situation is due mainly to the insufficient adjustments of the electricity rate since February 2019 –in breach of the last RTI-, the constant increase of the operating costs and of the investments necessary to maintain the quality of the service, in the inflationary context in which the Argentine economy has been since mid-2018.

Additionally, this situation was exacerbated by the effects of the COVID-19 pandemic in the last two years, which had a severe social, economic and financial impact. Most of the world’s countries implemented exceptional actions, which had an immediate effect on their economies, as rapidly evidenced by the falls recorded in production and activity indicators. The governments’ immediate response to these consequences was the implementation of tax aids to sustain their citizens’ income and thereby reduce the risk of a breakdown in the chain of payments, with the aim of avoiding an economic and financial crisis.

With regard to the Company, although in 2021 and the first half of 2022 the values of the electricity rate schedules suffered changes, most of them implied only the passing through of the seasonal prices not an improvement of the Company’s revenues from the CPD, which are still insufficient to cover the economic and financial needs of the Distribution Company in a context of growing inflation, with the annual rate surpassing 60%. Nevertheless, and in spite of the aforementioned context with constant increases in operating costs, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made.

Although in the current year the economic activity has shown some recovery after the effect caused by the COVID-19 pandemic, the country’s macroeconomic situation with the increase in the rate of inflation, the widening of the gap between the official dollar exchange rate and the dollar exchange rate quoted in financial or free markets, and the consequences of the agreement with the International Monetary Fund make it difficult to envisage a clear-cut trend of the economy in the short term.

9

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

This complex and vulnerable economic context is aggravated by the currency restrictions imposed by the BCRA pursuant to which the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service and the payments to service the financial debt. These currency restrictions, or those to be implemented in the future, could affect the Company’s ability to access the MULC in order to acquire the foreign currency necessary to face its operating and financial obligations.

As a consequence of the described context, the Company witnessed an even greater deterioration of the economic and financial equation due to insufficient rate adjustments, the impossibility of taking legal action to enforce payment of debts for electricity consumed but not paid, and the increase in costs on the Company’s operating structure and supplies. Therefore, it became necessary to partially postpone payments to CAMMESA for energy purchased in the MEM as from the maturities taking place in March 2020; payment obligations which have been partially regularized, but as of June 30, 2022 accumulate a past due principal balance of $ 38,937, plus interest and charges for $ 40,372.

Despite the previously detailed situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been significantly improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company is analyzing different measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability.

Due to that which has been previously described, the Company’s Board of Directors believes there is material uncertainty that may cast significant doubt upon edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties, inasmuch as this Distribution Company has historically been provided with transitional solutions that have made it possible to partially restore the economic and financial equation and ensure the operation of the distribution networks.

Note	2 | Regulatory framework

At the date of issuance of these condensed interim financial statements, there exist the following changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2021:

a)	Electricity rate situation

On April 18, 2022, by means of SE Resolutions Nos. 235 and 236/2022, the PEN called a Public Hearing to be held on May 11 and 12, 2022, respectively, to consider the following issues:

-	the treatment of the new seasonal reference prices of the Seasonal Price of Electricity (PEST), applicable as from June 1, 2022;

10

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

-	the treatment of the implementation of the segmentation system for the granting of Federal Government subsidies on energy prices to natural gas and electricity consumers, for the 2022-2023 biennium.

Neither of the above-mentioned items represent an improvement in the Company’s revenues from the CPD; they will only imply the transfer of prices to and/or elimination of subsidies on the amounts to be billed to Consumers.

In this regard, on May 27, 2022, by means of SE Resolution No. 405/2022, the new seasonal reference prices applicable as from June 1, 2022 are determined.

Moreover, on June 16, 2022, by means of Executive Order No. 332/2022, the PEN establishes the rate segmentation system. Subsequently, by means of Resolution No. 467 dated June 27, 2022, the Energy Secretariat, as the defined application authority, instructs the Undersecretariat of Energy Planning to implement the aforementioned segmentation, which is carried out by means of Directive No. 1 dated June 28, 2022.

Furthermore, on May 10 and June 1, 2022, by means of Resolutions Nos. 146 and 171/2022, the ENRE approves the values of the Company’s electricity rate schedules, effective from the billing relating to the reading of meters subsequent to 12:00 AM on May 1, 2022 and 12:00 AM on June 1, 2022, respectively.

Finally, on July 28, 2022, by means of Resolution No. 605/2022, the SE determined the new seasonal reference prices applicable in the August 1-October 31, 2022 period, and, in line with that, on July 29, 2022, by means of Resolution No. 222/2022, the ENRE approved the values of the Company’s electricity rate schedules effective from the billing relating to the reading of meters subsequent to 12:00 AM on August 1, 2022.

b)	Framework Agreement

By virtue of the Agreement described in Note 2.e) to the Financial Statements as of December 31, 2021, the Company received a first disbursement for $ 1,500, which was specifically used for complying with the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network. The Company used the funds only after the ENRE certified compliance with both the degree of completion of the works included in the referred to plan and the related financial milestones.

As of June 30, 2022, negotiations are underway between the Company and the Energy Secretariat concerning the other disbursements stipulated in the agreement, which total an additional $1,000 relating to the second and third disbursements, plus a fourth disbursement in accordance with that which the ENRE will validate and inform about the vulnerable neighborhoods’ total consumption between August and December 2020.

At the date of issuance of these condensed interim financial statements, the Company has used a total of $ 2,371, of which $ 871 is pending crediting, relating to the reports on progress of the works performed. The income recognized in fiscal year 2022, which relates to reports on progress of the works performed with the Company’s own funds, amounts to $ 577.3 (which at the purchasing power of the currency at June 30, 2022 amounts to $ 699.4).

Note	3 | Basis of preparation

These condensed interim financial statements for the six-month period ended June 30, 2022:

i)	have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”, incorporated by the CNV;

11

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

ii)	have not been audited; they have been reviewed by the Independent Accountant in accordance with ISRE 2410, whose scope is substantially less than that of an audit performed in accordance with applicable auditing standards. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the six and three-month period ended June 30, 2022 and its comparative period as of June 30, 2021 do not necessarily reflect the Company’s results in proportion to the full fiscal year. They were approved for issue by the Company’s Board of Directors on August 5, 2022;
iii)	are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency;
iv)	must be read together with the audited Financial Statements as of December 31, 2021 prepared under IFRS.

Comparative information

The balances as of December 31 and June 30, 2021, as the case may be, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the annual Financial Statements and the Condensed Interim Financial Statements as of those dates, respectively, to the purchasing power of the currency at June 30, 2022, as a consequence of the restatement of financial information described hereunder. Furthermore, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods.

Restatement of financial information

The condensed interim financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at June 30, 2022, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate applied for the January 1, 2022 - June 30, 2022 period was 36.2%.

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the Financial Statements for the last financial year, which ended on December 31, 2021.

Accounting standards, amendments and interpretations issued by the IASB in the last few years that are effective as of June 30, 2022 and have been adopted by the Company:

- IAS 16 “Property, plant and equipment”, amended in May 2020: It incorporates amendments to the recognition of inventories, sales and costs of items produced while bringing an item of property, plant and equipment to the location and condition necessary for its intended use.

- Annual improvements to IFRS – 2018-2020 Cycle: Amendments to IFRS 1 (translation differences in subsidiaries); IFRS 9 (derecognition of financial liabilities); IFRS 16 (illustrative example of leasehold improvements); and IAS 41 (cash flows in the fair value of biological assets).

12

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

- IFRS 3 “Business combinations”, amended in May 2020: It incorporates references to the definitions of assets and liabilities in the new Conceptual Framework and clarifications on contingent assets and liabilities that are incurred separately from those assumed in a business combination.

- IAS 37 “Provisions, contingent liabilities and contingent assets”, amended in May 2020: It clarifies the scope of the concept of cost of fulfilling an onerous contract.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

Note	5 | Financial risk management

Note	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in international or national markets could affect some of the Company’s business variables, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year end.

a.	Market risks

i.	Currency risk

As of June 30, 2022 and December 31, 2021, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 06.30.22	Total 12.31.21

ASSETS
CURRENT ASSETS
Other receivables	USD	11	125.030	1,375	140
Financial assets at fair value through profit or loss	USD	86	125.030	10,753	6,442
Cash and cash equivalents	USD	12	125.030	1,500	1,681
TOTAL CURRENT ASSETS				13,628	8,263
TOTAL ASSETS				13,628	8,263

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	51	125.230	6,339	-
TOTAL NON-CURRENT LIABILITIES				6,339	-
CURRENT LIABILITIES
Trade payables	USD	12	125.230	1,503	1,681
Borrowings	USD	27	125.230	3,429	13,989
Other payables	USD	-	125.230	-	1,400
TOTAL CURRENT LIABILITIES				4,932	17,070
TOTAL LIABILITIES				11,271	17,070

(1)	The exchange rates used are the BNA exchange rates in effect as of June 30, 2022 for US Dollars (USD).

13

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used for carrying out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2022 and December 31, 2021:

LEVEL 1

At June 30, 2022
Assets
Other receivables
Negotiable instruments	1,099
Financial assets at fair value through profit or loss:
Negotiable instruments	12,395
Mutual funds	8,139
Cash and cash equivalents:
Mutual funds	1,731
Total assets	23,364

At December 31, 2021
Assets
Financial assets at fair value through profit or loss:
Negotiable instruments	12,094
Mutual funds	8,969
Cash and cash equivalents
Mutual funds	1,839
Total assets	22,902

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of June 30, 2022 and December 31, 2021 all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

14

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Financial Statements for the year ended December 31, 2021.

Note	7 | Contingencies and lawsuits

As of June 30, 2022, the provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2021, except for the following:

-	AFIP’s Income Tax claim, Undocumented outflows and VAT

On February 18, 2022, the Company was served notice of the initiation of a new verification process in respect of the same suppliers in question, with a request for additional information on transactions performed from January 2019 to the present. It was answered within the legal timeframe and in proper form on March 8, 2022.

In the Company’s opinion, strong and sufficient arguments exist to make its position prevail at the judicial stage. Therefore, no liabilities whatsoever have been recorded for this matter as of June 30, 2022.

Nevertheless, the Company is currently assessing different scenarios with the aim of defending itself against the tax claims, among them, adhering to easy payment term or debt regularization plans existing at the time the decision is made by Management.

15

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access to the available transmission capacity within its distribution system upon payment of a wheeling fee.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

16

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the ENRE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts to approximately 9.1%.

	06.30.22		06.30.21
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	6,542	39,600	6,085	46,638
Medium demand segment: Commercial and industrial (T2)	759	7,238	711	8,684
Large demand segment (T3)	1,848	21,571	1,714	18,314
Other: (Shantytowns/Wheeling system)	2,242	3,566	2,164	3,357
Subtotal - Sales of electricity	11,391	71,975	10,674	76,993

Other services
Right of use of poles		408		406
Connection and reconnection charges		43		44
Subtotal - Other services		451		450

Total - Revenue		72,426		77,443

	06.30.22		06.30.21
	GWh	$	GWh	$

Energy purchases (1)	13,541	(48,214)	12,947	(48,549)

(1)	As of June 30, 2022 and 2021, the cost of energy purchases includes technical and non-technical energy losses for 2,151 GWh and 2,272 GWh, respectively.

17

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 06.30.22
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	7,578	1,154	2,184	10,916
Pension plans	395	60	114	569
Communications expenses	195	349	-	544
Allowance for the impairment of trade and other receivables	-	1,085	-	1,085
Supplies consumption	1,426	-	138	1,564
Leases and insurance	-	1	414	415
Security service	338	38	44	420
Fees and remuneration for services	3,145	1,975	3,118	8,238
Public relations and marketing	-	41	-	41
Advertising and sponsorship	-	21	-	21
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	5,005	746	612	6,363
Depreciation of right-of-use asset	35	70	245	350
Directors and Supervisory Committee members’ fees	-	-	10	10
ENRE penalties	1,107	1,346	-	2,453
Taxes and charges	-	1,142	53	1,195
Other	-	-	17	17
At 06.30.22	19,224	8,028	6,950	34,202

(1) Includes recovery of technical service quality-related penalties for $ 278.5.

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2022 for $ 1,478.4.

Expenses by nature at 06.30.21
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	7,570	1,214	1,763	10,547
Pension plans	530	85	124	739
Communications expenses	192	402	-	594
Allowance for the impairment of trade and other receivables	-	1,738	-	1,738
Supplies consumption	1,335	-	158	1,493
Leases and insurance	1	1	338	340
Security service	276	20	108	404
Fees and remuneration for services	3,595	2,056	1,548	7,199
Public relations and marketing	-	8	-	8
Advertising and sponsorship	-	4	-	4
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	4,872	726	596	6,194
Depreciation of right-of-use asset	45	91	317	453
Directors and Supervisory Committee members’ fees	-	-	29	29
ENRE penalties (2)	457	864	-	1,321
Taxes and charges	-	1,069	58	1,127
Other	-	-	26	26
At 06.30.21	18,873	8,278	5,066	32,217

(2) Includes recovery of technical service quality-related penalties for $ 469.8.

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2021 for $ 1,450.2.

18

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	10 | Other operating income (expense), net

	Note	06.30.22	06.30.21
Other operating income
Income from customer surcharges		1,024	1,398
Commissions on municipal taxes collection		248	254
Fines to suppliers		44	46
Services provided to third parties		127	185
Income from non-reimbursable customer contributions		25	33
Expense recovery		35	43
Construction plan Framework agreement	2.b	699	1,329
Other		17	84
Total other operating income		2,219	3,372

Other operating expense
Gratifications for services		(74)	(142)
Cost for services provided to third parties		(102)	(53)
Severance paid		(43)	(23)
Debit and Credit Tax		(651)	(714)
Provision for contingencies	29	(1,868)	(1,552)
Disposals of property, plant and equipment		(128)	(226)
Other		(49)	(36)
Total other operating expense		(2,915)	(2,746)

Note	11 | Net finance costs

	Note	06.30.22	06.30.21
Financial income
Financial interest		33	36
Total financial income		33	36

Financial costs
Commercial interest		(18,365)	(12,859)
Interest and other		(4,118)	(3,859)
Fiscal interest		(3)	(3)
Bank fees and expenses		(38)	(5)
Total financial costs		(22,524)	(16,726)

Other financial results
Changes in fair value of financial assets		(1,239)	2,103
Loss on debt restructuring	33	(300)	-
Net gain from the cancelattion of Corporate Notes		-	4
Exchange differences		(52)	(1,509)
Adjustment to present value of receivables		(114)	(102)
Recovery of provision for credit RDSA	32	-	791
Other financial costs (*)		(1,441)	(207)
Total other financial costs		(3,146)	1,080
Total net financial costs		(25,637)	(15,610)

(*) As of June 30, 2022, $ 1,209.4 relates to EDELCOS S.A. technical assistance.

19

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	12 | Basic and diluted loss per share

Basic

The basic loss per share is calculated by dividing the loss attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of June 30, 2022 and 2021, excluding common shares purchased by the Company and held as treasury shares.

The basic loss per share coincides with the diluted loss per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	Six months at		Three months at
	06.30.22	06.30.21	06.30.22	06.30.21
Loss for the period attributable to the owners of the Company	(9,859)	(19,113)	(6,549)	(17,920)
Weighted average number of common shares outstanding	875	875	875	875
Basic and diluted loss per share – in pesos	(11.27)	(21.84)	(7.48)	(20.48)

20

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.21
Cost	7,740	69,495	173,052	75,198	16,265	59,461	657	401,868
Accumulated depreciation	(1,648)	(24,021)	(69,264)	(30,918)	(9,673)	-	-	(135,524)
Net amount	6,092	45,474	103,788	44,280	6,592	59,461	657	266,344

Additions	30	2	55	281	343	7,944	-	8,655
Disposals	-	-	(87)	(41)	-	-	-	(128)
Transfers	17	549	4,616	1,410	1,037	(7,816)	187	-
Depreciation for the period	(81)	(1,190)	(2,923)	(1,463)	(706)	-	-	(6,363)
Net amount 06.30.22	6,058	44,835	105,449	44,467	7,266	59,589	844	268,508

At 06.30.22
Cost	7,787	70,046	177,432	76,825	17,645	59,589	844	410,168
Accumulated depreciation	(1,729)	(25,211)	(71,983)	(32,358)	(10,379)	-	-	(141,660)
Net amount	6,058	44,835	105,449	44,467	7,266	59,589	844	268,508

•	During the period ended June 30, 2022, the Company capitalized as direct own costs $ 1,478.4.

21

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.20
Cost	7,498	64,729	164,916	72,066	12,899	57,681	664	380,453
Accumulated depreciation	(1,472)	(21,662)	(63,760)	(28,176)	(8,444)	-	-	(123,514)
Net amount	6,026	43,067	101,156	43,890	4,455	57,681	664	256,939

Additions	13	2	39	310	959	8,581	227	10,131
Disposals	(10)	-	(21)	(192)	(3)	-	-	(226)
Transfers	215	2,556	4,309	1,615	306	(9,055)	54	-
Depreciation for the period	(95)	(1,176)	(2,879)	(1,473)	(571)	-	-	(6,194)
Net amount 06.30.21	6,149	44,449	102,604	44,150	5,146	57,207	945	260,650

At 06.30.21
Cost	7,714	67,287	169,133	73,694	14,147	57,207	945	390,127
Accumulated depreciation	(1,565)	(22,838)	(66,529)	(29,544)	(9,001)	-	-	(129,477)
Net amount	6,149	44,449	102,604	44,150	5,146	57,207	945	260,650

•	During the period ended June 30, 2021, the Company capitalized as direct own costs $ 1,450.2.

22

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	14 | Right-of-use asset

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	06.30.22	12.31.21
Right of uses asset by leases	857	580

The development of right-of-use assets is as follows:

	06.30.22	06.30.21
Balance at beginning of year	580	577
Additions	627	508
Depreciation for the period	(350)	(453)
Balance at end of the period	857	632

Note	15 | Inventories

	06.30.22	12.31.21

Supplies and spare-parts	3,965	4,689
Advance to suppliers	1	1
Total inventories	3,966	4,690

Note	16 | Other receivables

	Note	06.30.22	12.31.21
Non-current:
Financial credit		-	7
Related parties	30.c	3	3
Total non-current		3	10

Current:
Credit for Real estate asset	32	17	42
Construction plan Framework agreement	2.b	871	401
Negotiable instruments (*)		1,099	-
Judicial deposits		146	116
Security deposits		79	88
Prepaid expenses		161	283
Advances to personnel		-	33
Financial credit		14	19
Advances to suppliers		274	12
Tax credits		1,063	1,860
Related parties	30.c	-	1
Debtors for complementary activities		127	86
Other		5	6
Allowance for the impairment of other receivables		(29)	(40)
Total current		3,827	2,907

(*) Relates to bonds issued by private companies for 4,865,000 NV assigned to Global Valores S.A. according to the offer of assignment of securities dated April 12, 22 and 27, 2022. The Company retains the risks and rewards of the aforementioned bonds and may make use of them, at its own request, in a term of 15 days.

23

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	06.30.22	06.30.21
Balance at beginning of year	40	4,530
Increase	9	5
Decrease	-	(2,835)
Result from exposure to inlfation	(11)	(777)
Recovery	(9)	(798)
Balance at end of the period	29	125

Note	17 | Trade receivables

	06.30.22	06.30.21

Sales of electricity – Billed	16,957	20,500
Receivables in litigation	243	345
Allowance for the impairment of trade receivables	(6,951)	(8,188)
Subtotal	10,249	12,657

Sales of electricity – Unbilled	12,881	10,761
PBA & CABA government credit	748	522
Fee payable for the expansion of the transportation and others	2	3
Total Trade receivables	23,880	23,943

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	06.30.22	06.30.21
Balance at beginning of the year	8,188	9,471
Increase	1,085	1,738
Decrease	(54)	(181)
Result from exposure to inlfation	(2,268)	(2,129)
Balance at end of the period	6,951	8,899

Note	18 | Financial assets at amortized cost

	06.30.22	12.31.21

Negotiable instruments	88	331

24

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	19 | Financial assets at fair value through profit or loss

	06.30.22	12.31.21

Negotiable instruments	12,395	12,094
Mutual funds	8,139	8,969
Total Financial assets at fair value through profit or loss	20,534	21,063

Note	20 | Cash and cash equivalents

	06.30.22	12.31.21	06.30.21
Cash and banks	1,813	2,069	2,626
Time deposits	303	416	-
Mutual funds	1,731	1,839	11,430
Total cash and cash equivalents	3,847	4,324	14,056

Note	21 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2020	78,352	1,036	79,388
Payment of Other reserve constitution - Share-bases compensation plan	-	8	8
Balance at December 31, 2021	78,352	1,044	79,396

Payment of Other reserve constitution - Share-bases compensation plan	-	6	6
Balance at June 30, 2022	78,352	1,050	79,402

As of June 30, 2022, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

On April 22, 2022, the Company awarded, as part of the Share-based Compensation Plan, 140,129 treasury shares to Executive Directors, Managers and other personnel holding key executive positions in the Company.

Note	22 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program.

If the Company’s Debt Ratio were higher than 3.75, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

25

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	23 | Trade payables

	06.30.22	12.31.21
Non-current
Customer guarantees	254	501
Customer contributions	303	400
Total non-current	557	901

Current
Payables for purchase of electricity - CAMMESA	92,874	78,549
Provision for unbilled electricity purchases - CAMMESA	19,992	12,923
Suppliers	5,843	11,644
Advance to customer	604	638
Customer contributions	33	44
Discounts to customers	1	50
Total current	119,347	103,848

The fair values of non-current customer contributions as of June 30, 2022 and December 31, 2021 amount to $ 36.7 and $ 63.3, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	24 | Other payables

	Note	06.30.22	12.31.21
Non-current
ENRE penalties and discounts		12,511	12,779
Financial Lease Liability(1)		193	108
Total Non-current		12,704	12,887

Current
ENRE penalties and discounts		5,160	4,845
Related parties	30.c	159	188
Advances for works to be performed		13	18
Financial Lease Liability (1)		499	365
Other		2	5
Total Current		5,833	5,421

The value of the Company’s other financial payables approximates their fair value.

(1)	The development of the finance lease liability is as follows:

	06.30.22	06.30.21
Balance at beginning of year	473	734
Increase	570	462
Payments	(435)	(675)
Exchange difference	108	126
Interest	102	135
Result from exposure to inflation	(126)	(100)
Balance at end of the period	692	682

26

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	25 | Borrowings

	06.30.22	12.31.21
Non-current
Corporate notes (1)	6,339	-

Corporate notes (1)	3,285	13,723
Interest from corporate notes	144	266
Total Borrowings	3,429	13,989

(1)	Net of debt issuance, repurchase and redemption expenses.

The fair values of the Company’s borrowings as of June 30, 2022 and December 31, 2021 amount approximately to $ 9,241.7 and $ 12,245.2 respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each period. The applicable fair value category is Level 1.

On April 12, 2022, the Company launched an exchange offer of the existing Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022, for New Class N I Corporate Notes due in 2025, whose issue and placement were approved by the Company on May 12, 2022 (Note 33).

In July 2022, through successive market transactions, the Company repurchased Class No. 9 Corporate Notes for a total of United States dollars 1,586,000 nominal value, which is equivalent to $ 199.

In accordance with the terms and conditions of the Class 9 Corporate Notes due 2022 and the Class N I Corporate Notes due 2025, the Company is subject to restrictions on its ability to incur indebtedness.

As stated therein, the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Leverage ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2.

As of June 30, 2022, the values of the above-mentioned ratios are not in compliance with the established parameters.

This situation does not trigger any Event of Default whatsoever and the Company may incur certain Permitted Indebtedness as set forth in the terms and conditions of the Corporate Notes (including the refinancing of its outstanding Corporate Notes).

Note	26 | Salaries and social security taxes payable

	06.30.22	12.31.21
Non-current
Seniority-based bonus	557	543

Current
Salaries payable and provisions	3,842	5,423
Social security payable	685	701
Early retirements payable	29	32
Total current	4,556	6,156

The value of the Company’s salaries and social security taxes payable approximates their fair value.

27

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	27 | Income tax and deferred tax

The breakdown of deferred tax assets and liabilities is as follows:

	06.30.22	12.31.21
Deferred tax assets
Tax loss carry forward	99	-
Trade receivables and other receivables	2,561	3,044
Trade payables and other payables	1,790	1,637
Salaries and social security payable and Benefit plans	900	750
Tax liabilities	26	34
Provisions	2,092	2,202
Deferred tax asset	7,468	7,667

Deferred tax liabilities
Property, plants and equipments	(75,162)	(69,502)
Financial assets at fair value through profit or loss	(842)	(521)
Borrowings	(1)	(2)
Adjustment effect on tax inflation	(3,220)	(5,039)
Deferred tax liability	(79,225)	(75,064)

Net deferred tax liability	(71,757)	(67,397)

The breakdown of the income tax expense for the period includes two effects: (i) the current tax for the period payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities in accordance with tax and accounting criteria.

The breakdown of the income tax expense is as follows:

	06.30.22	06.30.21
Deferred tax	(4,543)	(6,216)
Change in the income tax rate	-	(12,275)
Current tax	-	(1,524)
Difference between provision and tax return	183	368
Income tax expense	(4,360)	(19,647)

	06.30.22	06.30.21
Profit for the period before taxes	(5,499)	534
Applicable tax rate	35%	35%
Result for the period at the tax rate	1,925	(187)
Loss on net monetary position	2,305	(2,734)
Adjustment effect on tax inflation	(8,713)	(4,785)
Income tax expense	(60)	(34)
Difference between provision and tax return	183	368
Change in the income tax rate	-	(12,275)
Income tax expense	(4,360)	(19,647)

28

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The breakdown of the income tax payable is as follows:

	06.30.22	12.31.21
Current
Tax payable 2021	-	2,783
Tax withholdings	-	(1,074)
Total current	-	1,709

Note	28 | Tax liabilities

	06.30.22	12.31.21
Non-current

Provincial, municipal and federal contributions and taxes	127	178
Tax withholdings	313	310
SUSS withholdings	31	37
Municipal taxes	325	318
Total Tax liabilities	796	843

Note	29 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.21	5,427	732

Increases	1,378	490
Decreases	-	(312)
Result from exposure to inflation for the period	(1,619)	(218)
At 06.30.22	5,186	692

At 12.31.20	5,000	736
Increases	1,146	406
Decreases	-	(304)
Result from exposure to inflation for the period	(1,094)	(163)
At 06.30.21	5,052	675

Note	30 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	06.30.22	06.30.21

EDELCOS S.A.	Technical advisory services on financial matters	(1,209)	-
SACME	Operation and oversight of the electric power transmission system	(106)	(97)
SB&WM Abogados (*)	Legal fees	-	(8)
ABELOVICH, POLANO& ASOC. (*)	Legal fees	(2)	-
Estudio Cuneo Libarona Abogados	Legal fees	-	(2)
		(1,317)	(107)

29

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

b.	Key Management personnel’s remuneration

	06.30.22	06.30.21

Salaries	562	560

The balances with related parties are as follow:

c.	Receivables and payables

	06.30.22	12.31.21
Other receivables - Non current
SACME	3	3

Other receivables - Current
SACME	-	1

Other payables
Andina PLC	(144)	(162)
SACME	(15)	(26)
	(159)	(188)

(*) Balances held and transactions carried out as of June 30, 2021 with the companies that comprised the Company’s former controlling economic group (Pampa Energía S.A.) are disclosed for comparative purposes.

Note	31 | Shareholders’ Meeting

The Company’s Annual General Meeting held on April 6, 2022 resolved, among other issues, the following:

-	To approve edenor’s Annual Report and Financial Statements as of December 31, 2021;
-	To allocate the $ 21,344 loss for the year ended December 31, 2021 (which at the purchasing power of the currency at June 30, 2022 amounts to $ 29,097) to the Unappropriated Retained Earnings account, under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;
-	To appoint the authorities and the external auditors for the current fiscal year;
-	To consider the updating of the Global Issuance Program of non-convertible into shares, simple Corporate Notes for up to USD 750,000,000 (Note 33).

Furthermore, the amendment of Sections Nos. 13, 19, 23, 25 and 33 as well as a consolidated text of the By-laws, which had been approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 and by the ENRE by means of Resolution No. 62/2022 dated February 23, 2022, was registered with the IGJ on July 2, 2022.

30

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	32 | Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by the Company against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that the Company entered into with Aseguradora de Cauciones S.A., at the date of issuance of these condensed interim financial statements there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2021, except for the following:

With regard to the USD 1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., on July 15, 2022 the Company received the last payment of USD 130,000 along with interest for USD 9,777 as agreed upon between the Company and the insurance company.

Note	33 | Debt restructuring

On April 6, 2022, the Annual General Meeting approved the updating of the Global Simple Corporate Notes Issuance Program for a Maximum Amount outstanding at any time of up to USD 750,000,000 (or its equivalent in any other currency).

In this regard, the Company’s Board of Directors, at its meeting of April 6, 2022, approved the launching of a consent solicitation to restructure the financial debt by exchanging the Company’s Class No. 9 Corporate Notes due October 25, 2022 for New Corporate Notes.

Consequently, on April 12, 2022, the Company launched its offer to exchange the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022 at a fixed nominal annual interest rate of 9.75% for a nominal value outstanding of USD 98,057,000 for New Class N I Corporate Notes, denominated and payable in United States dollars, at a fixed nominal annual interest rate of 9.75%, due in 2025, to be issued for a nominal value of up to USD 120,000,000, in the framework of the Global Simple Corporate Notes Issuance Program.

The New Corporate Notes comply with the “Guidelines for the issuance of social, green and sustainable securities in Argentina” included in Appendix III to Chapter I, Title VI of the CNV’s Regulations and in the BYMA’s Guide to Social, Green and Sustainable Bonds for the purpose of having them listed on BYMA’s Social, Green and Sustainable Bonds Panel.

The principal on the corporate notes will be repaid in a lump sum on August 5, 2025. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.75%, payable semi-annually in arrears on August 5 and November 12 of each year, commencing on November 12, 2022.

The New Corporate Notes are issued in accordance with the New Corporate Notes Indenture, which contains a number of negative covenants that limit edenor’s ability to, among other things:

- create or permit liens on its property or assets;

- incur indebtedness;

- sell its assets;

- carry out transactions with affiliates or shareholders;

31

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

- make certain payments (including, but not limited to, dividends, purchases of edenor’s common shares or payments on subordinated debt); and

- enter into merger transactions, unless they meet certain criteria.

Many of the negative covenants set forth in the New Corporate Notes Indenture will be suspended if (i) edenor attains an Investment Grade rating on its long term debt, or; (ii) the leverage ratio is equal to or lower than 3.0. If edenor subsequently loses its investment grade rating or its leverage ratio is greater than 3.0, as applicable, the suspended negative covenants will again be applicable. The suspended negative covenants will not, however, be of any effect with regard to the actions of edenor taken during the suspension of the covenants.

Finally, on May 12, 2022 the Company approved the issuance and placement under the exchange offer, as set forth in the Supplement to the Exchange Offer Memorandum dated April 12, 2022. The Corporate Notes will be subscribed in accordance with the Tender Orders received, based on the following options:

Option A

•	Tender Orders of Existing Corporate Notes submitted under Option A at or prior to the Early Tender Date (April 28, 2022, extended until May 9, 2022 on April 29, 2022) will receive USD 1,050 principal amount of New Corporate Notes for each USD 1,000 principal amount of Existing Corporate Notes validly tendered and accepted for exchange.

Option B

Tender Orders of Existing Corporate Notes submitted under Option B will receive a portion of the Cash Consideration, plus the applicable New Corporate Notes Consideration.

The Cash Consideration represents an aggregate amount equivalent to the lesser of: (i) 30% of the principal amount of the Existing Corporate Notes that are validly tendered and accepted for exchange in the Offer; and (ii) the principal amount of the Existing Corporate Notes accepted for exchange under Option B.

The sum of the Pro-rata Cash Consideration that will be payable to Eligible Holders whose Existing Corporate Notes are accepted for exchange under Option B will be equivalent to the Cash Consideration divided by the principal amount of Existing Corporate Notes accepted under Option B multiplied by 1,000.

•	The Early (at or prior to the Early Tender Date) New Corporate Notes Consideration for each Eligible Holder whose Existing Corporate Notes have been accepted for exchange under Option B will be equal to 1.04 times the difference between USD 1,000 and the Pro-rata Cash Consideration received by each Eligible Holder whose Existing Corporate Notes have been accepted for exchange under Option B.

Payment of Accrued Interest

In addition to the Exchange Consideration, the Eligible Holders whose Existing Corporate Notes have been accepted for exchange in the Exchange Offer will also receive Payment of Accrued Interest equal to all accrued and unpaid interest from the last interest payment date to, but not including, the Settlement Date, to be paid in cash on the Settlement Date.

32

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The offer to exchange Class No. 9 Corporate Notes issued by the Company due October 25, 2022 for New Class N I Corporate Notes resulted in 73.25% acceptance, equivalent to USD 71,826,000 (with the above-mentioned due date remaining in effect for 26.75%, i.e. USD 26,231,000); accordingly, a total of USD 52,706,268, relating to: i) Tender Orders submitted under Option A for USD 41,699,000 plus a recognized additional for USD 2,084,950, i.e. USD 43,783,950, and ii) Tender Orders submitted under Option B for USD 30,127,000 plus a recognized additional for USD 343,118, i.e. USD 30,470,118, after deducting the Pro-rata Cash Consideration of Option B received by each Eligible Holder of said option for USD 21,547,800 ($ 2,590), has been restructured.

Additionally, interest paid in cash from the last payment date up to and including the Settlement Date has amounted to a total of USD 329,573.

Based on the Tender Orders received, the Company’s Corporate Note debt structure would be as follows:

Corporate Notes	Class	Debt structure before the exchange (*)	Debt structure after the exchange (*)
Fixed rate par notes - Due 2022	9	98,057,000	26,231,000
Fixed rate par notes - Due 2025	N I	-	52,706,268
Total		98,057,000	78,937,268

(*) In US dollars (USD).

As of June 30, 2022, an amount of $ 300 (USD 2,428,068) has been recorded in the Other financial results account as recognized additional to Eligible Holders that submitted their Tender Orders. Furthermore, an amount of $ 258 has been disbursed as issuance expenses of the New Class N I Corporate Notes.

Finally, and in connection with the Corporate Notes due October 2022 not submitted for exchange, the currency restrictions imposed by the BCRA, or those to be implemented in the future, could affect the Company’s ability to access the MULC in order to acquire the foreign currency necessary to face the settlement of the aforementioned Corporate Notes. In this regard, and as provided for in the terms and conditions of the New Corporate Notes, a default event on the Existing fixed rate par Corporate Notes Due 2022 will not trigger a cross default on the New fixed rate par Corporate Notes Due 2025 and, therefore, will not give the holders of these Corporate Notes the right of acceleration of payment terms.

Note	34 | Change of control

On December 28, 2020, Pampa Energía S.A., the holder of 100% of edenor’s Class A shares, representing 51% of edenor‘s share capital, entered into a share purchase and sale agreement, as the seller, with Empresa de Energía del Cono Sur S.A.

On June 23, 2021, by means of Resolution No. 207/2021, the ENRE authorized Pampa Energía S.A. to transfer all the Class A shares, representing 51% of the Company’s share capital and votes, to Empresa de Energía del Cono Sur S.A. in accordance with the share purchase and sale agreement entered into on December 28, 2020.

33

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The transfer of all the Class A shares, representing 51% of the Company’s share capital and votes owned by Pampa Energía S.A., in favor of Empresa de Energía del Cono Sur S.A. was completed shortly afterwards on June 30, 2021.

As required by the regulations in effect and within the time periods set forth therein, Empresa de Energía del Cono Sur S.A. announced the launching of a mandatory Public Tender Offer addressed to all the holders of Class B and Class C common shares issued by the Company, including the holders of ADS in respect of the underlying Class B common shares, in accordance with the provisions of General Resolution No. 779/2018 of the National Securities Commission.

During the term of the Offer, no shares were tendered by Class B (including ADS) and Class C Shareholders; therefore, the offeror announced the completion of the tender offer.

Consequently, at the date of issuance of these condensed interim financial statements, edenor is a subsidiary company of Empresa de Energía del Cono Sur S.A.

Note	35 | Events after the reporting period

The following are the events that occurred subsequent to June 30, 2022:

-	Approval of both the new reference prices and the values of the electricity rate schedule – SE Resolution No. 605/2022 and ENRE Resolution No. 222/2022, respectively, Note 2.a;
-	Repurchase of Class No. 9 Corporate Notes – Note 25;
-	Registration with the IGJ of the amendment to the By-laws – Note 31;
-	Collection of the last installment under the agreement with Aseguradora de Cauciones S.A. – Note 32.

NEIL BLEASDALE
Chairman

34

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONDENSED INTERIM FINANCIAL STATEMENTS’ REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) including the condensed interim statement of financial position as of June 30, 2022, the related condensed interim statement of comprehensive income for the six and three months period ended June 30, 2022, the related condensed interim statements of changes in equity and cash flows for the six months period then ended and the complementary selected notes.

The balances and other information related to fiscal year 2021 and its interim periods, are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Board of Directors’ responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these financial statements, under International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as the applicable accounting framework and incorporated by the National Securities Commission (CNV) to its standards, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim financial information”.

35

Auditors’ responsibility

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the condensed interim financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Standards on Auditing, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

Without qualifying our conclusion, we draw the attention to the situation explained in Note 1 in relation to the economic and financial situation of Edenor S.A. The Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern.

36

Reports on compliance with regulations in force

In accordance with current regulations, we report that, in connection with Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.):

a) except for its lack of transcription to the book “Inventories and Balances”, the condensed interim financial statements of Edenor S.A. comply, in what is within our competence, with the provisions of the General Companies Law and in the relevant resolutions of the National Securities Commission;

b) the condensed interim financial statements of Edenor S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription to the Inventory and Balance Book, and the Daily Book (transcription to the Inventories and Balance CD ROM Book from April to June 2022);

c) we have read the summary of activity on which, as regards those matters that are within our competence, we have no observations to make;

d) at June 30, 2022 the liabilities of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) accrued in favor of the Argentine Integrated Social Security System, according to the Company’s accounting records, amounted to ARS$ 555,935,325, none of which was claimable at that date.

Autonomous City of Buenos Aires, August 5th, 2022

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A T°1 – F°17
Dr. Raúl Leonardo Viglione Contador Público (UCA) C.P.C.E.C.A.B.A. T° 196 F° 169

37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 8, 2022